www.jazzpharmaceuticals.com

November 19, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast and Angela Connell

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

Form 8-K dated August 6, 2019

File No. 001-33500

Dear Ms. Mast and Ms. Connell:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 5, 2019 (the “Comment Letter”). For ease of reference, the Staff’s comment is reproduced below in italicized type followed by the Company’s response.

Form 8-K dated August 6, 2019

Exhibit 99.1

Reconciliations of GAAP Reported to non-GAAP Adjusted Information, page 12

1.

Your adjustment for upfront and milestone payments does not appear to be consistent with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (C&DI) as such payments would appear to represent normal, recurring cash operating expenses. Please revise your future filings to remove this adjustment or explain to us why it does not violate the C&DI.

In response to the Staff´s comment, the Company acknowledges Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”), as well as Rule 100(b) of Regulation G to which Question 100.01 relates. The Company respectfully advises the Staff that the Company has considered the foregoing guidance and believes that its presentation of non-GAAP financial measures that exclude selected upfront and milestone payments is not misleading.

The Company respectfully advises the Staff that it does not consider the selected upfront and milestone payments that it excludes when presenting its non-GAAP financial measures to be normal and recurring in the manner contemplated by the Staff in Question 100.01 due to the nature, magnitude, variability of amount and lack of predictability as to occurrence and/or timing of such payments. The Company’s upfront and milestone payment obligations relate to arrangements that provide the Company with license or other rights (such arrangements, “Rights Acquisitions”), which payments may not recur with similar materiality or impact on operating results across reporting periods due to the highly variable nature of those payments, which variability may be impacted by the discretionary and opportunistic nature of new Rights Acquisitions by the Company as well as the level and timing of achievement of milestone events. The Company regularly reviews its upfront and milestone payment adjustments and currently applies a quantitative and qualitative assessment to determine whether it is appropriate to potentially exclude an upfront or milestone payment due to the magnitude and nature of such payment and/or the related Rights Acquisition agreement. Upfront or milestone payments that do not meet the above-mentioned

Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland p 353.1.634.7800 f 353.1.634.7850	Jazz Pharmaceuticals plc. Registered in Ireland (company number 399192). Registered Office: Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland. Directors: Bruce C. Cozadd – Chairman (USA), Paul L. Berns (USA), Patrick G. Enright (USA), Peter Gray, Heather Ann McSharry, Seamus Mulligan, Kenneth W. O’Keefe (USA), Anne O’Riordan (HK), Norbert G. Riedel, Ph.D (USA), Elmar Schnee (CH), Catherine A. Sohn (USA), Rick E Winningham (USA)

www.jazzpharmaceuticals.com

quantitative and qualitative criteria are not excluded. Conversely, the upfront and milestone payments that are excluded under such criteria are more distinctive and substantial such that the Company does not view such payments as normal and recurring in the manner contemplated by the Staff in Question 100.01. Rather, the Company believes that adjusting for upfront and milestone payments that meet such criteria allows investors to more meaningfully compare the Company’s results from period to period and to identify operating trends in the Company’s business. Importantly, the Company also uses these same non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. Because these non-GAAP financial measures are important internal measurements for the Company’s management, the Company also believes that these non-GAAP financial measures are useful to investors since these measures allow for greater transparency with respect to key financial metrics the Company uses in assessing its own operating performance and making operating decisions.

In an effort to ensure that the Company’s presentation of its non-GAAP financial measures is not misleading, the Company presents the most directly comparable GAAP financial measures with equal or greater prominence and includes disclosure explaining how these measures are used by management and why management believes they are useful to investors. In addition, consistent with Question 102.03 of the Non-GAAP C&DIs, the Company does not describe upfront and milestone payments as non-recurring, infrequent or unusual, or in other terms that mischaracterize the frequency of these payments. Finally, the Company clearly explains the limitations of its non-GAAP financial measures, including by explaining that such financial measures should not be considered in isolation or as a substitute for comparable GAAP measures, and should in any event be read in conjunction with the Company’s reported GAAP results.

For the foregoing reasons, the Company respectfully advises the Staff that it believes that excluding selected upfront and milestone payments from its non-GAAP financial measures, as described above, does not violate Question 100.01. Further, the Company respectfully advises the Staff that it will continue to regularly review the appropriateness of its non-GAAP financial measures and related adjustments to ensure that such financial measures do not exclude normal, recurring, cash operating expenses necessary to operate its business.

* * * * *

Please do not hesitate to contact me at +353 1 634 7818 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Patricia Carr
Patricia Carr Vice President, Finance and Principal Accounting Officer Jazz Pharmaceuticals plc

cc:	Bruce C. Cozadd, Chairman, Chief Executive Officer and Interim Principal Financial Officer

Neena Patil, Senior Vice President and General Counsel

Emer McGrath, KPMG

Chadwick Mills, Cooley LLP